SK Energy LLC	AMERICAN RESOURCES, INC.

Large Ring Energy, Inc. Shareholders Concerned with Qualifications and Compensation of CEO and Call for all Shareholders to Withhold Votes on all Directors.

HOUSTON, TX, December 2, 2020 /PRNewswire/-- American Resources, Inc., and SK Energy LLC, the investment vehicle of Dr. Simon Kukes, one of the largest shareholders of Ring Energy, Inc. (NYSE: REI), announced today that they are very concerned with certain actions of the Board of Directors of Ring Energy.

As a result of those concerns, SK Energy and American Resources urge all shareholders to withhold votes on all members of Ring Energy's Board of Directors in the upcoming election.

The Ring Energy Board of Directors appears to have made a mistake by offering employment to a CEO whose previous performance in similar roles does not instill confidence in his ability to make Ring Energy successful. The new CEO appears to have limited positive corporate turnaround experience in the public oil and gas sector as disclosed in Ring Energy’s public filings, with his only relevant turnaround experience being two failed prior turnaround attempts including less than 2 years (April 2017 to January 2019) as President and COO of now bankrupt Yuma Energy, Inc., and only 11 months (January 2019 to December 2019) as President and CEO of SandRidge Energy, a period which saw its stock price tumble over 50%. Compounding the problem, the Board appears to have agreed to a compensation package that is far above market value for a CEO with his lack of experience producing successful oil and gas companies.

It also appears from public records that the CEO had a prior relationship with some of the Board candidates listed in the proxy distributed by Ring Energy. It is possible that such relationship may lead to conflicts of interest between the Board members and the shareholders.

If the Board members listed in Ring Energy's proxy are elected, it is possible that their conflicts of interest may prevent them from fully fulfilling their duties to shareholders.

SK Energy and American Resources have in the past pointed out other concerns with Ring Energy.

In late October 2020, the Board of Directors of Ring Energy priced an offering of Ring Energy shares. Individuals who purchased shares in this offering may have been led to believe that Ring Energy intended to close the sale of its Delaware Basin assets.

After the sale of Ring Energy shares in the offering was completed, Ring Energy announced in a press release dated October 30, 2020 that the sale of the Delaware Basin assets was not going to happen.

Individuals who purchased stock in the offering may have lost money because they may have purchased with the expectation of a Delaware Basin asset sale that never happened.

Furthermore, the decision of Ring Energy to sell shares appears to have heavily diluted existing shareholders.

SK Energy and American Resources call upon shareholders and proxy advisory firms to examine the deep potential conflicts of interest that the nominees put forth by Ring Energy in the Ring Energy proxy may have.

SK Energy and American Resources are confident that, after a careful examination of the actions of the Ring Energy Board of Directors, others will conclude that a withhold vote on all directors is warranted.

575 N. Dairy Ashford ● Suite 210 ● Houston, Texas 77079

SK Energy LLC	AMERICAN RESOURCES, INC.

About SK Energy LLC and Dr. Simon Kukes
SK Energy LLC is an investment company owned by Dr. Simon Kukes, a globally-renowned oil and gas industry executive. Dr. Kukes has held various positions over the years, including as President and CEO of Tyumen Oil Company (TNK) where he was involved in the ~$20 billion merger of TNK and British Petroleum to form TNK-BP in 2003, and as CEO of Hess Corporation’s (NYSE: HES) Samara-Nafta subsidiary, where he was instrumental in the subsidiary’s $2.05 billion sale to Lukoil in 2013. He is also currently the largest shareholder, CEO and director of PEDEVCO Corp. (NYSE MKT: PED), an NYSE-listed oil and gas company active in the Permian and D-J Basins.

About American Resources, Inc.
American Resources, Inc. (“ARI”) is a Houston, Texas based oil and gas investment, development and operating company focused on acquisition of underexploited, distressed and/or undervalued oil and gas assets and companies where ARI believes its involvement can add value. ARI strives to maximize value through active management of assets and/or board level participation in its corporate investments.

About Ring Energy, Inc.
Founded in 2012, Ring Energy is a Midland, Texas-based oil and gas exploration, development and production company with current operations in the Permian Basin of West Texas and is recognized as the top producing oil basin in North America.

SOURCE: SK Energy LLC and American Resources, Inc.
575 N. Dairy Ashford ● Suite 210 ● Houston, Texas 77079